Exhibit 99.1

Cascades Inc. 404 Marie-Victorin Blvd., P.O. Box 30 Kingsey Falls, Quebec Canada J0A 1B0 www.cascades.com	Telephone: 819-363-5100 Fax: 819-363-5155

Successful Start-Up of the Greenpac Containerboard Mill

Kingsey Falls, July 16, 2013 – Cascades Inc (CAS:TSX), a leader in the recovery and manufacturing of green packaging and tissue paper products, is pleased to announce that Greenpac Mill LLC (Greenpac), manufactured its first roll of lightweight linerboard yesterday at its new ultra-modern containerboard mill. Greenpac is a corporation created by Cascades in partnership with the Caisse de dépôt et placement du Québec, Jamestown Container and Containerboard Partners.

From the very beginning of the project in 2011, the construction of the mill was entrusted to Norampac, a division of Cascades, and the start-up took place on July 15, 2013 as planned under the initial schedule for the project. Norampac is also responsible for the management of Greenpac’s operations.

Located in Niagara Falls in the State of New York, this state of the art mill has created 118 jobs in the region. Considered as the most advanced in its category in North America, Greenpac produces a lightweight linerboard, made of 100% recycled fiber, on a 328-inch machine (8.33 meters), with an annual production capacity of 540,000 short tons.

“The start-up of this new mill is a proud moment for Cascades. Equipped with the most advanced technology, this machine will enable us to better meet the needs of our customers.”, said Mr. Marc-André Dépin, President and Chief Executive Officer of Norampac. “After two years of intensive construction activity, we are anxious for the opportunity to finally be able to demonstrate the possibilities of the quality products that we will be able to offer.”, added Mr. Dépin.

Greenpac Mill was designed for optimal energy efficiency and with many automated operations. The water is treated and reused in order to reduce consumption as much as possible. In addition, the water treatment system generates gases that are used for steam production, to dry the paper.

“The Greenpac start-up confirms Cascades’ long term commitment in the Containerboard sector, as well as our willingness to invest for the future.”, said Mr. Alain Lemaire, Executive Chairman of Cascades’ Board of Directors. “Greenpac is the most important investment in the history of Cascades. It symbolizes the future of this company we founded nearly 50 years ago. Thanks to the audacity and leadership of the Norampac team, we are realizing a major project that will take our company to another level in packaging.”, added Mr. Lemaire.

According to Mr. Mario Plourde, President and Chief Executive Officer of Cascades: “In 2011, we announced our intention to orient our investments towards the modernization of our assets. Greenpac is the cornerstone of Norampac’s strategic plan which, like the other Cascades groups, works towards providing the company with modern and competitive equipment.”

Cascades and Norampac wish to thank all of their employees and suppliers who worked on this important project during the last few years. “Thanks to their efforts, the members of the Greenpac team have greatly contributed to the realization of a dream we have had for a very long time.”, mentioned Mr. Dépin. He added: “We also want to thank our partners, namely the Caisse de dépôt et placement du Québec, Jamestown Container and Containerboard Partners.”

The company also wishes to underline the important contribution of several actors in the carrying out of this project, namely Metso, the State of New York, the Empire State Development, the City of Niagara Falls, The Niagara County Industrial Development Agency, the New York Power Authority, and the New York Department of Environment Conservation.

Now that the mill has successfully passed the crucial start-up step, it will now enter the ramp-up phase in which it will gradually increase its production until it reaches maximum production capacity. Partners, officials and the media will be invited to an official opening ceremony which will take place at a later date.

Founded in 1964, Cascades produces, converts and markets packaging and tissue products that are composed mainly of recycled fibres. The company employs more than 12,000 employees, who work in over 100 units located in North America and Europe. With its management philosophy, close to half a century of experience in recycling, and continuous efforts in research and development as driving forces, Cascades continues to deliver the innovative products that customers have come to rely on. Cascades’ shares trade on the Toronto Stock Exchange under the ticker symbol CAS.

Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions; decreases in demand for the company’s products; increases in raw material costs; fluctuations in selling prices and currency rates; adverse changes in general market and industry conditions and other factors listed in the company’s Securities and Exchange Commission filings.

Media

Hugo D’Amours

Vice-President, Public Affairs and Communications

Cascades Inc.

418 573-2348

hugo_damours@cascades.com

Investors

Riko Gaudreault

Director, Investor Relations

Cascades Inc.

514 282-2697

riko_gaudreault@cascades.com

Source Marc-André Dépin President and Chief Executive Officer Norampac, a Division of Cascades Canada ULC

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